As filed with the Securities and Exchange Commission

on April 4, 2025

Registration No. 333-283250

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ] Pre-Effective Amendment No.  ______

[X] Post-Effective Amendment No. 2

Fidelity Merrimack Street Trust

 (Exact Name of Registrant as Specified in Charter)

Registrant’s Telephone Number: 617-563-7000

245 Summer Street, Boston, Massachusetts 02210

(Address of Principal Executive Offices)

Nicole Macarchuk, Secretary and Chief Legal Officer

245 Summer Street

Boston, Massachusetts 02210

(Name and Address of Agent for Service)

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Dechert LLP supporting the tax consequences of the reorganization (Exhibit 12 to Item 16) of this Registration Statement on Form N-14.

The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on December 30, 2024 (SEC accession number 0001133228-24-011705). The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on December 30, 2024 (SEC accession number 0001133228-24-011705).

PART C.

OTHER INFORMATION

Item 15.	Indemnification

Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Trust shall indemnify any present or past trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee or officer and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, “disabling conduct”), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

Pursuant to Section 11 of the Distribution Agreement, the Trust agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor. In no case is the indemnity of the Trust in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Issuer or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.	Exhibits

(1)	Declaration of Trust, dated November 15, 2012, is incorporated herein by reference to Exhibit (a) of the initial Registration Statement.

(2)	Bylaws of the Trust, dated November 15, 2012, is incorporated herein by reference to Exhibit (b) of the initial Registration Statement.

(3)	Not applicable.

(4)

Agreement and Plan of Reorganization between Fidelity Salem Street Trust: Fidelity Municipal Core Plus Bond Fund and Fidelity Merrimack Street Trust: Fidelity Municipal Bond Opportunities ETF is incorporated herein by reference to Exhibit 1 to the Proxy Statement and Prospectus filed in Post-Effective Amendment No. 1.

(5)	Articles III, VIII, and XI of the Declaration of Trust, dated November 15, 2012, are incorporated herein by reference to Exhibit (a) the initial Registration Statement.

(6)	(1)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Corporate Bond ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(1) of Post-Effective Amendment No. 15.

(2)

Management Contract, dated November 19, 2020, between Fidelity Investment Grade Bond ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(2) of Post-Effective Amendment No. 18.

(3)

Management Contract, dated November 19, 2020 between Fidelity Investment Grade Securitized ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(3) of Post-Effective Amendment No. 18.

(4)

Amended and Restated Management Contract, dated April 1, 2023, between Fidelity Limited Term Bond ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(4) of Post-Effective Amendment No. 25.

(5)

Management Contract, dated November 15, 2023, between Fidelity Low Duration Bond ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(5) of Post-Effective Amendment No. 28.

(6)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Low Duration Bond Factor ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(5) of Post-Effective Amendment No. 15.

(7)

Management Contract, dated October 1, 2024, between Fidelity Municipal Bond Opportunities ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(7) of Post-Effective Amendment No. 32.

(8)

Management Contract, dated October 1, 2024, between Fidelity Systematic Municipal Bond Index ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(8) of Post-Effective Amendment No. 32.

(9)

Management Contract, dated March 10, 2022, between Fidelity Sustainable Core Plus Bond ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(6) of Post-Effective Amendment No. 20.

(10)

Amended and Restated Management Contract, dated April 1, 2023, between Fidelity Sustainable Low Duration Bond ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(7) of Post-Effective Amendment No. 25.

(11)

Management Contract, dated September 30, 2022, between Fidelity Tactical Bond ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(8) of Post-Effective Amendment No. 23.

(12)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Total Bond ETF and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(6) of Post-Effective Amendment No. 15.

(13)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Corporate Bond ETF, Fidelity Investment Grade Bond ETF, Fidelity Investment Grade Securitized ETF, Fidelity Limited Term Bond ETF, Fidelity Low Duration Bond ETF, Fidelity Low Duration Bond Factor ETF, Fidelity Municipal Bond Opportunities ETF, Fidelity Systematic Municipal Bond Index ETF, and Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (d)(5) of Fidelity Revere Street Trust’s (File No. 811-07807) Amendment No. 54.

(14)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Corporate Bond ETF, Fidelity Investment Grade Bond ETF, Fidelity Investment Grade Securitized ETF, Fidelity Limited Term Bond ETF, Fidelity Low Duration Bond ETF, Fidelity Low Duration Bond Factor ETF, Fidelity Municipal Bond Opportunities ETF, Fidelity Systematic Municipal Bond Index ETF, and Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (d)(5) of Fidelity Central Investment Portfolios II, LLC’s (File No. 811-22083) Amendment No. 51.

(15)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Sustainable Core Plus Bond ETF, Fidelity Sustainable Low Duration Bond ETF, and Fidelity Tactical Bond ETF, is incorporated herein by reference to Exhibit (d)(33) of Fidelity Income Fund’s (File No. 002-92661) Post-Effective Amendment No. 171.

(16)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Sustainable Core Plus Bond ETF, Fidelity Sustainable Low Duration Bond ETF, and Fidelity Tactical Bond ETF, is incorporated herein by reference to Exhibit (d)(34) of Fidelity Income Fund’s (File No. 002-92661) Post-Effective Amendment No. 171.

(17)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Corporate Bond ETF, Fidelity Investment Grade Bond ETF, Fidelity Investment Grade Securitized ETF, Fidelity Limited Term Bond ETF, Fidelity Low Duration Bond ETF, Fidelity Low Duration Bond Factor ETF, Fidelity Municipal Bond Opportunities ETF, Fidelity Systematic Municipal Bond Index ETF, and Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (d)(7) of Fidelity Revere Street Trust’s (File No. 811-07807) Amendment No. 54.

(18)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Corporate Bond ETF, Fidelity Investment Grade Bond ETF, Fidelity Investment Grade Securitized ETF, Fidelity Limited Term Bond ETF, Fidelity Low Duration Bond ETF, Fidelity Low Duration Bond Factor ETF, Fidelity Municipal Bond Opportunities ETF, Fidelity Systematic Municipal Bond Index ETF, and Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (d)(18) of Post-Effective Amendment No. 32.

(19)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Sustainable Core Plus Bond ETF, Fidelity Sustainable Low Duration Bond ETF, and Fidelity Tactical Bond ETF, is incorporated herein by reference to Exhibit (d)(39) of Fidelity Income Fund’s (File No. 002-92661) Post-Effective Amendment No. 171.

(20)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Sustainable Core Plus Bond ETF, Fidelity Sustainable Low Duration Bond ETF, and Fidelity Tactical Bond ETF, is incorporated herein by reference to Exhibit (d)(40) of Fidelity Income Fund’s (File No. 002-92661) Post-Effective Amendment No. 171.

(21)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Corporate Bond ETF, Fidelity Investment Grade Bond ETF, Fidelity Investment Grade Securitized ETF, Fidelity Limited Term Bond ETF, Fidelity Low Duration Bond ETF, Fidelity Low Duration Bond Factor ETF, and Fidelity Municipal Bond Opportunities ETF, Fidelity Systematic Municipal Bond Index ETF, Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (d)(138) of Fidelity Salem Street Trust’s (File No. 002-41839) Post-Effective Amendment No. 576.

(22)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Corporate Bond ETF, Fidelity Investment Grade Bond ETF, Fidelity Investment Grade Securitized ETF, Fidelity Limited Term Bond ETF, Fidelity Low Duration Bond ETF, Fidelity Low Duration Bond Factor ETF, Fidelity Municipal Bond Opportunities ETF, Fidelity Systematic Municipal Bond Index ETF, and Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (d)(22) of Post-Effective Amendment No. 32.

(23)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Sustainable Core Plus Bond ETF, Fidelity Sustainable Low Duration Bond ETF, and Fidelity Tactical Bond ETF, is incorporated herein by reference to Exhibit (d)(45) of Fidelity Income Fund’s (File No. 002-92661) Post-Effective Amendment No. 171.

(24)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Sustainable Core Plus Bond ETF, Fidelity Sustainable Low Duration Bond ETF, and Fidelity Tactical Bond ETF, is incorporated herein by reference to Exhibit (d)(46) of Fidelity Income Fund’s (File No. 002-92661) Post-Effective Amendment No. 171.

(7)	(1)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Corporate Bond ETF, is incorporated herein by reference to Exhibit (e)(1) of Post-Effective Amendment No. 15.

(2)

General Distribution Agreement, dated November 19, 2020, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Investment Grade Bond ETF, is incorporated herein by reference to Exhibit (e)(2) of Post-Effective Amendment No. 17.

(3)

General Distribution Agreement, dated November 19, 2020, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Investment Grade Securitized ETF, is incorporated herein by reference to Exhibit (e)(3) of Post-Effective Amendment No. 17.

(4)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Limited Term Bond ETF, is incorporated herein by reference to Exhibit (e)(4) of Post-Effective Amendment No. 15.

(5)

General Distribution Agreement, dated November 15, 2023, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Low Duration Bond ETF, is incorporated herein by reference to Exhibit (e)(5) of Post-Effective Amendment No. 28.

(6)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Low Duration Bond Factor ETF, is incorporated herein by reference to Exhibit (e)(5) of Post-Effective Amendment No. 15.

(7)

General Distribution Agreement, dated September 19, 2024, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Municipal Bond Opportunities ETF, is incorporated herein by reference to Exhibit (e)(7) of Post-Effective Amendment No. 32.

(8)

General Distribution Agreement, dated September 19, 2024, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Systematic Municipal Bond Index ETF, is incorporated herein by reference to Exhibit (e)(8) of Post-Effective Amendment No. 32.

(9)

General Distribution Agreement, dated March 10, 2022, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Sustainable Core Plus Bond ETF, is incorporated herein by reference to Exhibit (e)(6) of Post-Effective Amendment No. 20.

(10)

General Distribution Agreement, dated March 10, 2022, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Sustainable Low Duration Bond ETF, is incorporated herein by reference to Exhibit (e)(7) of Post-Effective Amendment No. 20.

(11)

General Distribution Agreement, dated September 15, 2022, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Tactical Bond ETF, is incorporated herein by reference to Exhibit (e)(8) of Post-Effective Amendment No. 23.

(12)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Merrimack Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (e)(6) of Post-Effective Amendment No. 15.

(8)

Amended and Restated Fee Deferral Plan of the Non-Interested Person Trustees of the Fidelity Fixed Income and Asset Allocation Funds, effective as of September 15, 1995, as amended and restated through March 10, 2016, is incorporated herein by reference to Exhibit (f) of Fidelity Salem Street Trust’s (File No. 002-41839) Post-Effective Amendment No. 334.

(9)	(1)

Custodian Agreement, dated January 1, 2007, between State Street Bank and Trust Company and Fidelity Corporate Bond ETF, Fidelity Investment Grade Bond ETF, Fidelity Investment Grade Securitized ETF, Fidelity Limited Term Bond ETF, Fidelity Low Duration Bond ETF, Fidelity Low Duration Bond Factor ETF, Fidelity Sustainable Core Plus Bond ETF, Fidelity Sustainable Low Duration Bond ETF, Fidelity Tactical Bond ETF, and Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (g)(4) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(2)

Custodian Agreement, dated January 1, 2007, between The Bank of New York (currently known as The Bank of New York Mellon) and Fidelity Municipal Bond Opportunities ETF and Fidelity Systematic Municipal Bond Index ETF, is incorporated herein by reference to Exhibit (g)(1) of Fidelity Advisor Series IV’s (File No. 002-83672) Post-Effective Amendment No. 88.

(3)

Amendment, dated March 20, 2024, to the Custodian Agreement, dated January 1, 2007, between State Street Bank and Trust Company and Fidelity Corporate Bond ETF, Fidelity Investment Grade Bond ETF, Fidelity Investment Grade Securitized ETF, Fidelity Limited Term Bond ETF, Fidelity Low Duration Bond ETF, Fidelity Low Duration Bond Factor ETF, Fidelity Sustainable Core Plus Bond ETF, Fidelity Sustainable Low Duration Bond ETF, Fidelity Tactical Bond ETF and Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (g)(2) of Fidelity Covington Trust’s (File No. 033-60973) Post-Effective Amendment No. 119.

(4)

Transfer Agency and Service Agreement, dated October 11, 2013, between State Street Bank and Trust Company and Fidelity Corporate Bond ETF, Fidelity Investment Grade Bond ETF, Fidelity Investment Grade Securitized ETF, Fidelity Limited Term Bond ETF, Fidelity Low Duration Bond ETF, Fidelity Low Duration Bond Factor ETF, Fidelity Sustainable Core Plus Bond ETF, Fidelity Sustainable Low Duration Bond ETF, Fidelity Tactical Bond ETF, and Fidelity Total Bond ETF is incorporated herein by reference to Exhibit (g)(5) of Fidelity Covington Trust’s (File No. 033-60973) Post-Effective Amendment No. 11.

(5)

Amendment, dated April 4, 2024, to the Transfer Agency and Service Agreement dated October 11, 2013, between State Street Bank and Trust Company and Fidelity Corporate Bond ETF, Fidelity Investment Grade Bond ETF, Fidelity Investment Grade Securitized ETF, Fidelity Limited Term Bond ETF, Fidelity Low Duration Bond ETF, Fidelity Low Duration Bond Factor ETF, Fidelity Sustainable Core Plus Bond ETF, Fidelity Sustainable Low Duration Bond ETF, Fidelity Tactical Bond ETF, and Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (g)(4) of Fidelity Covington Trust’s (File No. 033-60973) Post-Effective Amendment No. 119.

(6)

Form of Transfer Agency and Service Agreement, between The Bank of New York Mellon and Fidelity Municipal Bond Opportunities ETF and Fidelity Systematic Municipal Bond Index ETF, is incorporated herein by reference to Exhibit (g)(6) of Post-Effective Amendment No. 32.

(7)

Amendment, dated March 20, 2024, to the Side Letter to the Custodian Agreement, dated October 11, 2013, between State Street Bank and Trust Company and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (g)(6) of Fidelity Covington Trust’s (File No. 033-60973) Post-Effective Amendment No. 119.

(8)

Sub-Administration Agreement, effective as of October 11, 2013, between State Street Bank and Trust Company and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (g)(7) of Fidelity Covington Trust’s (File No. 033-60973) Post-Effective Amendment No. 11.

(9)

Amendment, dated November 14, 2022, to the Sub-Administration Agreement, dated October 11, 2013, between State Street Bank and Trust Company and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (g)(8) of Fidelity Covington Trust’s (File No. 033-60973) Post-Effective Amendment No. 113.

(10)	(1)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Corporate Bond ETF: Fidelity Corporate Bond ETF, is incorporated herein by reference to Exhibit (m)(1) of Post-Effective Amendment No. 15.

(2)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Investment Grade Bond ETF: Fidelity Investment Grade Bond ETF, is incorporated herein by reference to Exhibit (m)(2) of Post-Effective Amendment No. 17.

(3)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Investment Grade Securitized ETF: Fidelity Investment Grade Securitized ETF, is incorporated herein by reference to Exhibit (m)(3) of Post-Effective Amendment No. 17.

(4)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Limited Term Bond ETF: Fidelity Limited Term Bond ETF, is incorporated herein by reference to Exhibit (m)(4) of Post-Effective Amendment No. 15.

(5)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Low Duration Bond ETF: Fidelity Low Duration Bond ETF, is incorporated herein by reference to Exhibit (m)(5) of Post-Effective Amendment No. 28.

(6)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Low Duration Bond Factor ETF: Fidelity Low Duration Bond Factor ETF, is incorporated herein by reference to Exhibit (m)(5) of Post-Effective Amendment No. 15.

(7)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Municipal Bond Opportunities ETF: Fidelity Municipal Bond Opportunities ETF, is incorporated herein by reference to Exhibit (m)(7) of Post-Effective Amendment No. 32.

(8)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Systematic Municipal Bond Index ETF: Fidelity Systematic Municipal Bond Index ETF, is incorporated herein by reference to Exhibit (m)(8) of Post-Effective Amendment No. 32.

(9)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Sustainable Core Plus Bond ETF: Fidelity Sustainable Core Plus Bond ETF, is incorporated herein by reference to Exhibit (m)(6) of Post-Effective Amendment No. 20.

(10)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Sustainable Low Duration Bond ETF: Fidelity Sustainable Low Duration Bond ETF, is incorporated herein by reference to Exhibit (m)(7) of Post-Effective Amendment No. 20.

(11)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Tactical Bond ETF: Fidelity Tactical Bond ETF, is incorporated herein by reference to Exhibit (m)(8) of Post-Effective Amendment No. 23.

(12)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Total Bond ETF: Fidelity Total Bond ETF, is incorporated herein by reference to Exhibit (m)(6) of Post-Effective Amendment No. 15.

(11)	Opinion and consent of counsel Dechert LLP, as to the legality of shares being registered is incorporated herein by reference to Exhibit 11 of Fidelity Merrimack Street Trust’s N-14.

(12)	Opinion and Consent of counsel Dechert LLP, as to tax matters – is filed herein as Exhibit 12.

(13)	Not applicable.

(14)	Consent of PricewaterhouseCoopers LLP, dated December 26, 2024, is incorporated herein by reference to Exhibit 14 of Post-Effective Amendment No. 1.

(15)	Not applicable.

(16)

a) Power of Attorney, dated November 1, 2024, is filed herein as Exhibit 16a.

b) Power of Attorney, dated November 7, 2024, is filed herein as Exhibit 16b.

(17)	Not applicable.

Item 17.	Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant undertakes to file a post-effective amendment to this registration statement prior to the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 4th day of April 2025.

Fidelity Merrimack Street Trust
	By	/s/Laura M. Del Prato Laura M. Del Prato, President
||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

(Signature)		(Title)	(Date)

/s/Laura M. Del Prato		President and Treasurer	April 4, 2025
Laura M. Del Prato		(Principal Executive Officer)

/s/Stephanie Caron		Chief Financial Officer	April 4, 2025
Stephanie Caron		(Principal Financial Officer)

/s/Abigail P. Johnson	†	Trustee	April 4, 2025
Abigail P. Johnson

/s/Elizabeth S. Acton	*	Trustee	April 4, 2025
Elizabeth S. Acton

/s/Laura M. Bishop	*	Trustee	April 4, 2025
Laura M. Bishop

/s/Ann E. Dunwoody	*	Trustee	April 4, 2025
Ann E. Dunwoody

/s/Robert F. Gartland	*	Trustee	April 4, 2025
Robert F. Gartland

/s/Robert W. Helm	*	Trustee	April 4, 2025
Robert W. Helm

/s/Michael E. Kenneally	*	Trustee	April 4, 2025
Michael E. Kenneally

/s/Mark A. Murray	*	Trustee	April 4, 2025
Mark A. Murray

/s/Jennifer Toolin McAuliffe	*	Trustee	April 4, 2025
Jennifer Toolin McAuliffe

/s/Lester Owens	*	Trustee	April 4, 2025
Lester Owens

/s/Christine J. Thompson	*	Trustee	April 4, 2025
Christine J. Thompson

/s/Carol J. Zierhoffer	*	Trustee	April 4, 2025
Carol J. Zierhoffer

†	By:	/s/ Stephanie J. Brown
Stephanie J. Brown, pursuant to a power of attorney dated November 7, 2024, and filed herewith.

*	By:	/s/Megan C. Johnson
Megan C. Johnson, pursuant to a power of attorney dated November 1, 2024, and filed herewith.